RECEIVED
2007 APR -5 A 8:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
United States

Attn: Ms Susan Min
Tel: +1 202 551 6551

07022239

Randers, 30 March 2007

SUPPL

Dear Ladies and Gentlemen,

Vestas Wind Systems A/S - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Enclosed you will find information being furnished on behalf of Vestas Wind Systems A/S in satisfaction of the ongoing requirements of its exemption ~~pursuant to~~ Rule 12g3-2(b) under the Securities Exchange Act of 1934 (exemption number 82-34884)/

- Convening for annual general meeting of 28 March 2007
- Shareholder information No. 01/2007
- Stock exchange announcement No. 10/2007 of 29 March 2007
  "Vestas receives 145 MW order in the USA for delivery in 2007"
- Stock exchange announcement No. 11/2007 of 29 March 2007
  "Announcement of Vestas' Executives tradings with securities"

If you have any question please do not hesitate to contact Ms. Hanne Halse, Vice President, Legal & Risk Management (tel.: +45 9730 0000).

Yours sincerely
Vestas Wind Systems A/S

Pia Guldbæk Brøns
Communication & IR

PROCESSED
APR 11 2007
THOMSON
FINANCIAL

Vestas®

Wind, Oil and Gas

Shareholder Information 1/2007:
Convening for the Annual General Meeting of Vestas Wind Systems A/S

Wind power becoming a permanent item on the global agenda



2006 was a year of progress for Vestas. Most things developed as we had expected, but a great many challenges remain and there is still room for major improvements.

Two specific developments marked the year for Vestas: First of all, we managed to turn things around and make Vestas a profitable business once again and so that, above all, we have a foundation from which we can work to achieve our long-term goals which continue to be ambitious. Secondly, the global energy debate gathered momentum in earnest – this time with unprecedented intensity and focus on wind power. In addition, a number of new players who only a few years ago were way down on the list of wind power supporters joined the debate.

Wind power is here to stay. In a manner of speaking, the world has adopted Vestas' vision, Wind, Oil and Gas. At any rate, the notion that wind power should be considered on a par with the conventional sources of energy has not only played a key part in the debate, it has also made a number of former sceptics adopt a new perspective on the great potential offered by wind power.

At Vestas' General Meeting in 2006, I emphasised three main factors related to this potential: the improved competitive strength of wind energy, the wish for greater independence of fossil fuels and, thirdly, the desire for a cleaner environment. I emphasised that Vestas had the solution and that we are witnessing growing global interest in utilising the unique opportunities which the wind has to offer.

One year later, wind power has become a much more visible component in the debate.

Obviously, we are very pleased with this trend, not least because greater attention is paramount. In the autumn of 2006, Sir Nicholas Stern, the economist, underlined the necessity of renewable energy in his report, which also emphasised the urgent need for an international action plan to keep the global economy from falling into a deep recession similar to that of the 1930s.

Stern's main conclusion was that it pays to act now; there is no inconsistency in wanting to retain economic growth on the one hand while at the same time reacting to the major climatic challenges we are facing.

Later, in February 2007, the message was underlined even more firmly, when the UN Intergovernmental Panel on Climate Change presented its very dismal predictions in a new report. The report states that it now seems very probable that there is scientific proof that the global climate changes are man-made.

However discouraging the prospects set out in the reports, its well-founded documentation also gives rise to optimism as the precondition for taking any action at all, is to acknowledge the problems.

There is therefore no doubt that the two reports will have an influence on the energy consumption of the future, which is expected to be much less dependent on fossil fuels and the resulting adverse environmental impact.

Wind, Oil and Gas

Finally there is every reason to also point out the historic decision by the EU's heads of state of trebling ambitions for renewable energy by making the goal of 20 per cent by 2020 a binding goal. The decision was made on 9 March 2007, and although this is yet to be implemented in concrete EU legislation, including 25 national plans of action later in 2007, there is no doubt that the decision will create more clarity and stability for the whole market for wind power in Europe in the future.

That was exactly the way of thinking we want to promote with our new vision, Wind, Oil and Gas. We wish to push this development forward, and not only because we have commercial interests at stake. No matter how you look at it, the energy policy of the future is all about perceiving wind in the same way that we for many years have perceived oil and gas. Unlike these conventional fuels, wind is both an inexhaustible and a free source of energy. At the same time, wind power offers another very interesting advantage: It is possible to establish large-scale manufacturing capacity within a short period of time, and another important factor for many politicians as well as for the wider public is, of course, that wind power – if anything – contributes to reducing emissions of CO_2 and other harmful greenhouse gases.

Another factor worth considering is that wind power – also in terms of costs – is now able to compete with the conventional forms of energy. And when you think about it, the fact that wind power also fulfils another profound desire among politicians in many countries – that of minimising our reliance on imported energy – provides much of the explanation for the rapidly growing political awareness witnessed by the industry all over the world. This awareness among politicians is notably higher today than it was only one or two years ago.

The USA has put wind power high on the political agenda, which is not the way it used to be. Tony Blair, the British Prime Minister, visited one of our offshore wind power plants last year, and the European Parliament started the debate of investing much more money in the development of wind, hydro and solar energy.

Everywhere you go, interest in renewable energy is very specific and pragmatic. People wish to see, feel and then discuss the perspectives of wind power. We clearly see this interest at our production sites, where more and more often we are contacted by foreign delegations who wish to meet the world's largest manufacturer of wind turbines.

We have always had a large number of people wanting to visit Vestas, but during the past six months we have seen rapidly growing interest from leading foreign politicians and senior officials. We interpret this trend as the beginning of a new and very positive era for Vestas, as a large number of these delegations have not only come a very long way, they also come in great numbers and include heavy-weight decision-makers.

"Sympathetic products"

The fact that one in three wind turbines in the world is manufactured by Vestas and that we are the market leaders in an industry that is now on everyone's lips is literally grist to our mill. In terms of having the future ahead of you, there is hardly an industry better positioned than ours. The focus on windmill romance of the past has long since been replaced by advanced, high-tech production and an R&D environment which is already at the forefront and which in the years ahead will be heavily stimulated by large-scale investments, especially in Asia and Denmark, with new innovation centres ready for use this year and in 2008.

Many are of the opinion that it is difficult to think of a more inspirational place to work, and at Vestas we fully agree with that. We witness this favourable reputation through an overwhelming interest in our company, especially among young people, and regardless of geographic location.

It has become a popular thing to work with development, production and sale of "sympathetic products" such as wind turbines. Vestas is regarded as a popular place to work, and we appreciate this reputation, which is paramount to our company in a period in which there is a fierce battle for the best employees, and with competition as intense as ever before. Our large foreign competitors are many times bigger than we are, but that does not mean that their employees are any smarter or more skilful than ours. On the contrary, I venture to say! Otherwise, we probably would not have become the global leader in our field.

Therefore, it is crucial that we retain these competent and committed employees. We stay focused on employee retention, but at the same time we also need new colleagues. In fact, we have never faced as comprehensive a recruitment process as the one we are facing now – in 2007 alone we expect to welcome 2,000 new colleagues. That represents an increase of 14 per cent in just one year.

Targets raised before the end of the year

In other words, our overall perspectives are quite promising, and my more than 12,000 colleagues and I can look back on a successful 2006. Whereas 2005 was something of an annus horribilis, in 2006 we succeeded in securing a favourable trend, and although we are still a long way from achieving our goals, we managed to restore faith – both within the company and among our stakeholders – that we will be able to reach the ambitious goals set out in The Will to Win strategy.

What is more important, however, is that we managed to tackle the challenges in a way that, even before the end of the year, we had tightened our financial targets.

This took place in November 2006 when we announced our guidance for 2007. At the same time, we raised the original EBIT target for 2008 from at least 10 per cent to 10-12 per cent, while lowering the net working capital target from 20-25 per cent to a current maximum of 20 per cent of revenue. At the end of the year, this percentage had dropped to as low as 3 per cent, which it would be unrealistic to maintain due to the usually extensive production fluctuations that characterise our industry and the large number of risks that persist.

The reason why I emphasise these new targets is that – based on the overshadowing mantra of profitability – everyone at Vestas has been greatly motivated by the fact that we were able to achieve financial results in 2006 that only few people around us had dared hope for one year ago. Although there is certainly still a long way to go and we are in fact only halfway through the strategy period, we consider last year's financial results to be satisfactory.

Vestas is once again a profitable business. Not as profitable as we aim to be longer-term, but our progress from an EBIT margin of minus 3.2 in 2005 to a positive margin of 5.2 per cent on revenue of EUR 3,854m bears witness to a dedicated effort from everyone in our organisation. I would like to take this opportunity to thank our employees around the world for their efforts. Without their dedication and tremendous effort, Vestas' market capitalisation would not have more than doubled, which has made Vestas the most valuable wind power business once again.

Continued supply chain pressure

Summing up our performance in 2006, the year was generally marked by progress, but there is still plenty of room for improvement – and there are major challenges ahead, both in 2007 and 2008.

One of the greatest challenges that remain is our initiatives to remedy the performance and quality problems on wind turbines already installed. This highly resource-intensive process is given top priority because our financial results as well as our reputation would be strongly affected if our wind turbines fail to meet the required standard. In 2006, we found solutions to many of the problems identified, and these improvements have led to a substantial reduction in the number of unscheduled service inspections.

As a natural extension of these efforts, we have established closer relations with a number of suppliers. Both parties share an interest in lifting manufacturing processes and, by extension, the quality of the supplied components to a higher level. In other words, we wish for our suppliers to share our mission, Failure is not an option. In addition, it is important to us that the basic approach to our mission spreads to everyone we work with: Professionalism, quality, timeliness and building employee skills and know-how.

Before we see a substantial improvement of these factors, all we and our suppliers can do is to witness how a number of the initiatives that would otherwise have a positive impact on the EBIT margin of both parties are jeopardised.

A number of our suppliers have responded to the challenge of following Vestas to China to set up production facilities there. In this connection, we have opened a procurement office in Shanghai, which to some extent can also assist our suppliers.

However, despite the improved collaboration with our suppliers, we still believe that it will be another few years before the industry will really be capable of meeting demand, not least because the shortage of specialised labour has created bottleneck problems in a number of areas.

Customer satisfaction: intensifying the dialogue

Customer satisfaction is another area that calls for improvement. Already when I took over the position as CEO, I realised that our customer relations were unsatisfactory, something we in fact could not live with. As a result, at the end of 2005, we launched a comprehensive project called Dialogue for Development.

Our Listen, Reflect, Act project covers customer satisfaction surveys as well as subsequent discussions with each individual customer.

Obviously, it takes time to reverse a negative development that has prevailed for five to six years, leaving Vestas with a large portfolio of customers that have a poor impression of our business.

Consequently, the results of our first analysis are not revealing very positive developments, for although we have taken a step in the right direction, it is only a small one. This is only what could be expected. Our customers naturally want to be sure that the statements we have made are more than mere words and good intentions.

However, in 2007 we will intensify the initiatives, and coupled with the many steps we have taken to improve the reliability of our turbines, we expect a visible increase in customer satisfaction when we conduct the survey again at the end of 2007.

Bringing criticism out in the open

At the end of 2005, when we realised the level of reliability of many of our wind turbines, it not only had an adverse impact on Vestas' earnings, it also pushed the rate of customer satisfaction another step in the wrong direction. Combined, these developments made us resolve to take preventive measures to avoid any future unpleasant surprises, if at all possible. If there are any problems in Vestas, we want to know about them. Any criticism about the way in which we conduct our operations must come out into the open – including any internal criticism or concerns about whether everything is the way it should be.

This was one of the reasons why we introduced a so-called Whistle Blower policy. This was a step we took, along with a number of other companies, because we want Vestas to be an organisation in which every stakeholder can feel assured that material information is neither suppressed, nor remains undisclosed. We aim to be an open, transparent and communicative business and will put every endeavour into meeting this ambition.

Cohesion a prerequisite

When things are not going according to plan, and you feel as a business leader that you do not have things sufficiently under control, the problem is often lack of cohesion or unity. This lack of cohesion may occur among the members of the Executive Management, between the Executive Management and the Board of Directors, between the Executive Management and the executives of the business units or in a wider corporate perspective.

If lack of cohesion used to represent a challenge to Vestas, The Will to Win has effectively addressed that problem. I am confident that there is a great feeling of unity among the afore-mentioned groups in Vestas. We use our energy on forward-looking issues – on what serves Vestas best. We all remain focused on the vision that is and will become the key to Vestas' future success.

These issues to a great extent come under the heading Failure is not an option, Vestas' mission. The fact is that our mission unrelentlessly addresses the core of the matter: Execution – that we not only manage to collaborate at all levels but, equally important, that we manage to implement the decisions we make. In due time and in the quality we have promised to our customers. In 2007 alone, we face investments exceeding EUR 300m, primarily to expand our production capacity in China, the USA, Spain and Denmark, and for our research and development centres in Asia and Denmark.

Consequently, the Board of Directors and the Executive Management will stay focused on this execution. There is no contesting that we are on the right track. Once again, cohesion is the key word. I believe that this cohesion is already in place, not least owing to the endeavours of the Board of Directors.

Lowest degree of absence due to illness to date

2006 started in the worst possible way for Vestas with a very tragic industrial injury in which one of our employees lost his life. Nothing is more important to Vestas than employee safety. Everyone knows that – and still this meaningless accident happened. This caused us to intensify our in-house information procedures – we will not accept such accidents.

Fortunately, we posted far more favourable trends in 2006 than in the year before, as together with the employees and shop stewards we managed to break the curve and achieve a 22 per cent reduction in the incidence of industrial injuries.

Obviously, there is every reason to be satisfied with a reduction of that magnitude. Now we have to persist; one industrial injury is still one too many.

At the same time, I would like to express my respect for our employees' general support of their workplace, as we in 2006 recorded the lowest degree of absence due to illness ever.

That is a highly satisfactory trend, as I am confident that the trend is attributable primarily to the huge commitment of our employees to reverse the trends of the past few years.

This is also something I would like to thank you all for. The strong progress we have made is highly appreciated.

The answer is blowing in the wind. Literally speaking.

The future looks brighter for Vestas today than it did this time last year. However, there is still no reason to be overly optimistic. We still have a large number of considerable challenges – the most obvious one being the component situation – where especially deliveries as well as quality and reliability are in focus.

Like last year, we will endeavour to improve the component situation everywhere at Vestas.

In May 2005, The Will to Win defined the targets for 2008. In November 2006, we tightened the expectations for ourselves and the three strategic Group targets for 2008. They are now as follows:

1. **EBIT margin** is our most important target. The target has been redefined at 10-12 per cent, up from the previous target of at least 10 per cent.
2. **Net working capital** is our next priority; by the end of the year, it must not exceed 20 per cent of revenue. The previous target was a maximum of 20-25 per cent.
3. **Global market share** remains our third priority. The target is unchanged at a global market share of at least 35 per cent measured as the number of megawatt installed.

The world is abound with free wind, and we are confident that we can achieve all three targets.

Today, a single modern wind turbine generates 180 times more power than it did 20 years ago. And at half the cost.

That is good to know, as demand for energy will surge. The International Energy Agency, IEA, has made the scenario very clear: Global demand for electricity is expected to nearly double in 2030.

In Europe, the potential exists for wind power to cover 20 per cent of total electricity consumption in 2030. Even assuming a 50 per cent increase in consumption.

In my opinion, it should be difficult to say no to wind power!

Ditlev Engel
President and CEO

Financial highlights for the Group

mEUR	2006	2005	2004	2003[1]	2002[1]
Income statement					
Revenue	3,854	3,583	2,363	1,653	1,395
Gross profit/(loss)	461	84	120	150	142
Profit/(loss) before financial income and expenses, depreciation and amortisation (EBITDA)	328	9	64	142	124
Operating profit/(loss) (EBIT)	201	(116)	(49)	74	74
Profit/(loss) after financial income and expenses	161	(158)	(89)	53	60
Profit/(loss) before tax	161	(158)	(89)	54	60
Net profit/(loss) for the year	111	(192)	(61)	36	45
Balance sheet					
Balance sheet total	3,654	3,085	2,881	1,390	1,269
Equity	1,262	962	1,162	613	596
Provisions	265	239	181	166	130
Average interest-bearing liabilities (net)	299	560	625	236	173
Net working capital (NWC)	122	498	686	603	627
Cash flow statement					
Cash flow from operating activities	598	148	(30)	153	(126)
Cash flow from investing activities	(144)	(137)	(201)	(119)	3
Change in cash and cash equivalents less current portion of bank debt	353	(35)	227	15	(106)
Employees					
Average number of employees	11,334	10,300	9,449	6,394	5,974
Financial ratios[2]					
Gross margin (%)	12.0	2.4	5.1	9.1	10.2
EBITDA (%)	8.5	0.3	5.0	8.6	8.9
Operating profit margin (EBIT) (%)	5.2	(3.2)	(2.1)	4.5	5.3
Return on invested capital (ROIC) (%)	11.9	(13.2)	(3.8)	8.1	9.6
Solvency ratio (%)	34.5	31.2	40.3	44.1	47.0
Return on equity (%)	10.0	(18.1)	(6.9)	5.9	7.8
Gearing (%)	13.8	51.2	50.1	40.4	44.5
Share ratios[2]					
Earnings per share	0.6	(1.1)	(0.5)	0.3	0.4
Book value per share	6.8	5.5	6.6	5.8	5.7
Price/book value	4.7	2.5	1.3	2.2	1.7
P/E-value	52.8	(12.7)	(18.2)	38.6	21.9
Cash flow from operating activities per share	3.2	0.8	(0.2)	1.5	(1.2)
Dividend per share	0.0	0.0	0.0	0.0	0.1
Payout ratio (%)	0.0	0.0	0.0	0.0	23.5
Share price 31 December (EUR)	32.0	13.9	8.8	13.1	9.4
Average number of shares	182,722,520	174,911,173	150,815,322	105,003,966	104,892,414
Number of shares at the end of the period	185,204,103	174,911,173	174,911,173	105,003,966	105,003,966

1) *Financial highlights for 2002-2003 have not been restated to reflect the new accounting policies nor do they contain the figures for NEG Micon A/S and therefore correspond to the financial highlights presented in the annual report for 2004. The adjustments which would be necessary if the comparative figures in the financial highlights for 2002-2003 were to be restated to IFRS correspond to the adjustments made in the opening balance sheet at 1 January 2004.*

2) *The key ratios have been calculated in accordance with the guidelines from "Den Danske Finansanalytikerforening", The Danish Society of Financial Analysts (Recommendations and Financial ratios 2006).*

Convening for the Annual General Meeting of Vestas Wind Systems A/S

To the shareholders of Vestas Wind Systems A/S
Pursuant to Article 4 of the Articles of Association, you are hereby convened for the Annual General Meeting of Vestas Wind Systems A/S on

Thursday 26 April 2007 at 7 p.m. (CET)

at Radisson SAS Scandinavia Hotel, Margrethepladsen 1, 8000 Århus C, Denmark. The agenda includes the following items:

1. Report from the Board of Directors on the Company's activities during the past year.

2. Presentation of the annual report, and resolution to adopt the annual report.

3. Resolution on the application of profit or covering of loss according to the approved annual report.

4. Resolution on the discharge of liability for the Board of Directors and the Executive Management.

5. Election of members of the Board of Directors.

6. Appointment of auditors.

7. Proposals, if any, from the Board of Directors or the shareholders, including proposals for authorisation of the Company to acquire treasury shares.

   The Board of Directors proposes the following:

   7.1 Amendment of Article 5 (2) of the Articles of Association so that the agenda for the ordinary general meeting not will include an item regarding decision to discharge the Board of Directors and Executive Management from liability.

   Amendment to ensure consistency of the other items of Article 5 (2) of the Articles of Association.

   7.2 Amendment of Article 8 (2) and Article 9 (1) of the Articles of Association changing the term "Executive Manager" to 'member of the Executive Management'.

   7.3 Amendment of Article 10 (1) of the Articles of Association so that the term Executive Manager is changed to member of the Executive Management, and that two members of the Executive Management jointly can bind the Company.

   7.4 Amendment of Article 11 (1) of the Articles of Association so that the Company's annual report shall be audited by one or two audit firms.

   7.5 The Board of Directors requests the authorisation of the general meeting for the Company to acquire treasury shares up to a total nominal value of 10 per cent of the value of the Company's share capital at the time in question, cf. Article 48 of the Danish companies act, in the period up until the next annual general meeting. The payment for the shares must not deviate more than 10 per cent from the closing price quoted at the Copenhagen Stock Exchange at the time of acquisition.

8. Any other business.

The agenda, the annual report for 2006 and the full wording of proposals to be considered by the general meeting will be available for review by the shareholders at the Company's registered office from 17 April 2007 to 26 April 2007 between 10 a.m. and 4 p.m. (CET).

The Company's share capital amounts to DKK 185,204,103 and is divided into shares in the denomination of DKK 1.00 and/or multiples thereof. One share (DKK 1.00) equals one vote.

Pursuant to Article 6 of the Articles of Association, shareholders wishing to attend the general meeting shall order an admission card with VP Investor Services, Helgeshøj Allé 61, P.O. Box 20, 2630 Taastrup, Denmark, (fax: +45 4358 8866) or via Vestas' homepage www.vestas.com no later than on 23 April 2007 at 4 p.m. (CET). Non-registered shareholders wishing to attend the general meeting shall provide evidence of their title by presentation of a document of title issued by the relevant shareholder's bank ("the account-holding bank"). The document of title must be issued no more than 14 days before the shareholder's request for an admission card. Further, the shareholder shall declare in writing that the shares are not and will not be transferred to a third party before the general meeting has been held.

Randers, 28 March 2007

Vestas Wind Systems A/S
On behalf of the Board of Directors

Bent Erik Carlsen
Chairman

Full wording of the proposals from the Board of Directors and information about the candidates for the Board of Directors

Full wording of proposed motions from the Board of Directors for the Annual General Meeting of Vestas Wind Systems A/S on Thursday 26 April 2007 at 7 p.m. (CET) at Radisson SAS Scandinavia Hotel, Margrethepladsen 1, 8000 Århus C, Denmark.

Re. item 1 on the agenda:
Proposal to take note of the annual report.

Re. item 2 on the agenda:
Proposal to approve the annual report.

Re. item 3 on the agenda:
Proposal to apply annual profit of DKK 707m as follows:

· Transfer to reserve for net revaluation according to the equity method	DKK	714m
· Dividend	DKK	0m
· Retained earnings	DKK	(7)m

Re. item 4 on the agenda:
Proposal to discharge the Board of Directors and Executive Management from liability.

Re. item 5 on the agenda:
Proposal to re-elect the current members of the Board of Directors appointed by the general meeting. The nominated candidates for the Board of Directors have stated that they hold the following competencies and fiduciary positions in other Danish and foreign companies and organisations:



Bent Erik Carlsen (61 years), Chairman
Group Executive Vice President,
A.P. Møller-Mærsk, Denmark 2002 -.
Member of the Board of Directors since September 1996.

Competencies
Education: B. Com. (marketing), Copenhagen Business School, Denmark 1972. B. Com. (management accounting), Copenhagen Business School, Denmark 1978. Various management courses, INSEAD, Denmark.

Former positions: Sales Manager, Colon Emballage A/S, Denmark 1969-1972. Managing Director, Eurocard Denmark A/S, Denmark 1972-1979. Managing Director, Winther & Heide Eftf. A/S, Denmark 1979-1981. Member of the European Management, Air Liquide, France 1981-1983. Managing Director, Aktieselskabet Dansk Ilt- & Brintfabrik, Denmark 1983-1988. Managing Director, Fro Saldatura S.A., Italy 1988-1990. Managing Director, L'Air Liquide Belge sa-nv, Belgium 1990-1992. Managing Director, Hede Nielsen A/S, Denmark 1992-1999. Managing Director, Air Liquide Scandinavien, Denmark 1999-2002.

Fiduciary positions
Chairman of the Boards of: A/S Maersk Aviation Holding, Denmark. Aktieselskabet Roulunds Fabriker, Denmark. Balti ES Ltd., Estonia. Dansk Industri Syndikat A/S, Denmark. Maersk Aircraft A/S, Denmark. Maersk Container Industri, China. Mærsk Container Industri A/S, Denmark. Norfolk Holding B.V., The Netherlands. Rosti A/S, Denmark. Rotrex A/S, Denmark. Roulunds Holding A/S, Denmark. Star Air A/S, Denmark. SvitzerWijsmuller A/S, Denmark.

Deputy Chairman of the Board of: Dansk Supermarked A/S, Denmark.

Member of the Boards of: Ejendomsselskabet Roulunds A/S, Denmark. F. Salling A/S, Denmark. Martinair Holland N.V., The Netherlands.



Torsten Erik Rasmussen (62 years), Deputy Chairman
Managing Director & CEO,
Morgan Management ApS, Denmark 1997 -.
Member of the Board of Directors since January 1998.

Competencies
Education: Commercial education, Dalhoff Larsen & Horneman A/S, Denmark 1961-1964. Military service, Royal Danish Life Guards, Denmark 1964-1966 and discharged as First lieutenant (R) 1967. MBA, IMEDE, Lausanne, Switzerland 1972. International Senior Managers' Program, Harvard Business School, USA 1985.

Former positions: Department Manager and later Director, Northern Soft- & Hardwood Co. Ltd., Congo 1967-1971. Management Assistant, LEGO System A/S, Denmark 1973. Finance Director, LEGOLAND A/S, Denmark 1973-1975. Logistics Manager, LEGO System A/S, Denmark 1975-1977. Deputy Manager, logistics, LEGO System A/S, Denmark 1977. Managing Director & CEO, LEGO Overseas A/S, Denmark 1978-1980. Director and member of the Group Management, LEGO A/S, Denmark 1981-1997.

Fiduciary positions
Chairman of the Boards of: Amadeus Management A/S, Denmark. Best Buy Group A/S, Denmark. CPD Invest ApS, Denmark.

Deputy Chairman of the Boards of: A/S Det Østasiatiske Kompagni, Denmark. Bang & Olufsen A/S, Denmark. JAI A/S, Denmark. TK Development A/S, Denmark.

Member of the Boards of: Acadia Pharmaceuticals A/S, Denmark. Acadia Pharmaceuticals Inc., USA. Arvid Nilsson A/S, Denmark. Coloplast A/S, Denmark. ECCO (Thailand) Co. Ltd., Thailand. ECCO Sko A/S, Denmark. ECCO Slovakia a.s., Slovakia. ECCO (Xiamen) Co. Ltd., China. Ecco'let Portugal, Portugal. JAI Aviation ApS, Denmark. JAI Group Holding ApS, Denmark. Morgan Invest ApS, Denmark. NatImmune A/S, Denmark. Oase Outdoors ApS, Denmark. Outdoor Holding A/S, Denmark. PT ECCO Indonesia, Indonesia. Schur International A/S, Denmark. TKD Nordeuropea A/S, Denmark. Vola A/S, Denmark. Vola Holding A/S, Denmark.



Arne Pedersen (61 years)
President and CEO,
SIPCO Surface Protection Inc., USA 2004 -.
Member of the Board of Directors since
April 1995.

Competencies
Education: Engineering worker, Assens Sukkerfabrik A/S, Denmark 1967. Production Engineer, Engineering College of Odense, Denmark 1971. B. Com. (organisation), Aarhus School of Business, Denmark 1976.

Former positions: Personal Planner, Århus Bogtrykkerie A/S, Denmark 1972-1973. Project Manager, Novopan Træindustri A/S, Denmark 1973-1977. Project Manager, Joran Bor A/S, Denmark 1977-1980. Managing Director, Svendborg Avis A/S - Fyns Amtsavis, Denmark 1980-1985. Managing Director, Nordfab A/S, Denmark 1985-1993. Managing Director, Århus Flydedok A/S, Denmark 1993-1998. Managing Director, Bladt Industries A/S, Denmark 1998-2004.

Fiduciary positions
Chairman of the Boards of: DanTruck-Heden A/S, Denmark. DanTruck-Heden Lifttruck A/S, Denmark. DTH Holding ApS, Denmark. Ejendomsselskabet Nokiavej 10 A/S, Denmark. EMH og P&S DOK og Leasing Aktieselskab, Denmark. Formard Mould A/S, Denmark. Marstal Værft A/S, Denmark. Nettotruck A/S, Denmark. Petersen og Sørensen Motorværksted A/S, Denmark. Århus Værft A/S, Denmark.

Member of the Boards of: DanTruck-Heden Danmark A/S, Denmark. Devitech ApS, Denmark. Muehlhan A/S, Denmark. Muehlhan Norway AS, Norway.

Other positions of trust: Chairman of Brancheforeningen Danske Maritime – Danish Maritime Association, Denmark. Chairman of Industriens Branchearbejdsmiljøråd – Industrial Occupational Health Committee, Denmark. Member of CESA - Den europæiske værftsforening – The European Shipyard Association, Denmark. Member of Dansk Industris Hovedbestyrelse – The General Council of the Confederation of Danish Industries, Denmark.



Freddy Frandsen (62 years)
Director.
Member of the Board of Directors since
April 2004.

Competencies
Education: Electronic Engineer, Engineering College of Aarhus, Denmark 1967. Various management courses INSEAD, Denmark.

Former positions: Engineer, Industry Department, Bruun & Sørensen A/S, Denmark 1967-1973. Divisional Director, Skako A/S, Denmark 1973-1987. Managing Director, Kverneland-Danmark A/S, Denmark 1987-1989. Managing Director, Pedershaab A/S, Denmark 1989-1993. Managing Director, Aalborg Industries A/S, Denmark 1993-2005.

Fiduciary positions
Chairman of the Boards of: Hans Følsgaard A/S, Denmark. Utzon Center A/S, Denmark.

Member of the Boards of: A/S Peder Nielsens Beslagfabrik, Denmark. Aalborg Universitet - The University of Aalborg, Denmark. Aktieselskabet af 1. november 1998, Denmark. Odense Stålskibsværft A/S, Denmark. Polaris Invest II ApS, Denmark. Polaris Management A/S, Denmark. Svejsemaskinfabrikken Migatronic A/S, Denmark.

Other positions of trust: Chairman of the non-profit foundation: UTZON FOUNDATION, Denmark. Member of Det Nationale Fødevareforum, Videnskabsministeriet – Ministry of Science, Denmark. Member of Følsgaard Fonden, Denmark.



Jørgen Huno Rasmussen (54 years)
President and CEO,
FLSmidth & Co. A/S, Denmark 2004-.
Member of the Board of Directors
since January 1998.

Competencies
Education: MSc engineering (construction), Danish University of Technology, Denmark 1976. B. Com. (organisation), Copenhagen Business School, Denmark 1977. Lich.tech., Danish University of Technology, Denmark 1980.

Former positions: Project Manager, A. Jespersen & Søn A/S, Denmark 1979-1982. Manager, Industrial Construction, Chr. Islef & Co. A/S, Denmark 1982-1983. Department Manager, H. Hoffmann & Sønner A/S, Denmark 1983-1986. Director of Foreign Affairs, H. Hoffmann & Sønner A/S, Denmark 1986-1988. Managing Director, Hoffmann A/S, Denmark 1988-2003.

Fiduciary positions
Chairman of the Boards of: Aktieselskabet af 1. januar 1990, Denmark. FFE Invest A/S, Denmark. FFE Minerals Corporation, USA. FFE Minerals Holdings ApS, Denmark. FLS miljø A/S, Denmark. FLS Plast A/S, Denmark. FLSmidth Airtech A/S, Denmark. FLSmidth Inc., USA. FLSmidth Ltd., India. FLSmidth Materials Handling A/S, Denmark. SLF Romer XV ApS, Denmark.

Deputy Chairman of the Boards of: Dansk Eternit Holding A/S, Denmark. Scion DTU A/S, Denmark.

Member of the Boards/Committee of Representatives of: Dan Indian Holding ApS, Denmark. Densit A/S, Denmark. Industriens Arbejdsgivere i København – The Copenhagen Industries Employers' Federation, Denmark. Tryg i Danmark smba, Denmark.



Jørn Ankær Thomsen (61 years)
Attorney at Law and partner,
Gorrissen Federspiel Kierkegaard,
Denmark 1976-.
Member of the Board of Directors
since April 2004.

Competencies
Education: Master of Law, University of Copenhagen, Denmark 1970.

Fiduciary positions
Chairman of the Boards of: Aktieselskabet af 26.november 1984, Denmark. Aktieselskabet Schouw & Co., Denmark. Bodilsen Holding A/S, Denmark. Danish Industrial Equipment A/S, Denmark. Danske Invest Administration A/S, Denmark. DB 2001 A/S, Denmark. Fibertex A/S, Denmark. Fåmandsforeningen Danske Invest Institutional, Denmark. GAM Holding A/S, Denmark. Ghana Impex A/S, Denmark. Givesco A/S, Denmark. Investeringsforeningen BG Invest, Denmark. Investeringsforeningen Danske Invest, Denmark. Investeringsforeningen Danske Invest Almen Bolig, Denmark. Investeringsforeningen Danske Invest Select, Denmark. Investeringsforeningen Profil Invest, Denmark. K.E. Mathiasen A/S, Denmark. Kildebjerg Ry A/S, Denmark. Krone Erhvervsinvestering A/S, Denmark. Krone Kapital A/S, Denmark. Løgten Midt A/S, Denmark. Martin Professional A/S, Denmark. Ortopædisk Hospital Århus A/S, Denmark. Pipeline Biotech A/S, Denmark. Placeringsforeningen BG, Denmark. Specialforeningen Danske Invest, Denmark

Member of the Boards of: A/S P. Grene, Denmark. Aida A/S, Denmark. ASM Foods AB, Sweden. Biomar A/S, Denmark. Biomar Holding A/S, Denmark. Carletti A/S, Denmark. Carlsen Byggecenter Løgten A/S, Denmark. Carlsen Supermarked Løgten A/S, Denmark. EMK Trading ApS, Denmark. F. M. J. A/S, Denmark. Frima Vafler A/S, Denmark. GFK Holding ApS, Denmark. GFKJURA 883 A/S, Denmark. Givesco Bakery A/S, Denmark. Krone Kapital I A/S, Denmark. Krone Kapital II A/S, Denmark. Krone Kapital III A/S, Denmark. Schouw Finans A/S, Denmark. Søndergaard Give A/S, Denmark. Th. C. Carlsen, Løgten A/S, Denmark.



Kurt Anker Nielsen (61 years)
Director.
Member of the Board of Directors since
April 2006.

Competencies
Education: MSc (Economics and Business Administration), Copenhagen Business School, Denmark 1972.

Former positions: Business Economist, Carlsberg A/S, Denmark 1972-1973. Management Consultant, Booz, Allen and Hamilton of Scandinavia, Denmark 1973-1974. Economist, Novo Industri A/S, Denmark 1974-1977. Head of Corporate Planning, Novo Industri A/S, Denmark 1977-1984. Director, Corporate Planning and Communications, Novo Industri A/S, Denmark 1984-1985. President of Corporate Finance, Novo Industri A/S, Denmark 1985-1989. Chief Financial Officer, Novo Nordisk A/S, Denmark 1989-2000 and Deputy CEO 1996-2000. Co-CEO, Novo A/S, Denmark 2000-2003.

Fiduciary positions
Chairman of the Board of: Reliance A/S, Denmark.

Deputy Chairman of the Boards of: Dako A/S, Denmark. Novozymes A/S, Denmark.

Member of the Boards of: Lifecycle Pharma A/S, Denmark. Norsk Hydro ASA, Norway. Novo Nordisk A/S, Denmark. Novo Nordisk Fond, Denmark. ZymoGenetics Inc., USA.

Other positions of trust: Chairman of Dako A/S' Audit Committee, Denmark. Chairman of Norsk Hydro ASAs Audit Committee, Norway. Chairman of Novo Nordisk A/S' Audit Committee, Denmark. Chairman of ZymoGenetics Inc.'s Audit Committee, USA.

Re. item 6 on the agenda:
Proposal to re-elect PricewaterhouseCoopers, Statsautoriseret Revisionsaktieselskab and KPMG C.Jespersen, Statsautoriseret Revisionsinteressentskab as auditors of the Company.

Re. item 7 on the agenda:
With a view to update the Articles of Association of the Company, the Board of Directors proposes the following amendments:

Proposal 7.1
Proposal from the Board of Directors to delete item 4 on the agenda for the Ordinary General Meeting. In case the proposal is adopted, the other items are proposed amended to ensure consistency. Article 5 (2) of the Articles of Association will consequently be worded as follows:

Article 5 (2) "The agenda of the Annual General Meeting shall include the following business:

1. Report of the Board of Directors on the Company's activities during the past year.
2. Presentation and adoption of the annual report.
3. Resolution on the application of the profits or the covering of losses according to the adopted annual report.
4. Election of members to the Board of Directors.
5. Appointment of auditors.
6. Any proposals from the Board of Directors or shareholders, including any proposals authorising the Company to acquire own shares.
7. Any other business."

Proposal 7.2
Proposal from the Board of Directors to change the term 'Executive Manager' in Article 8 (2) and Article 9 (1) of the Articles of Association to 'member of the Executive Management'. Article 8 (2) and Article 9 (1) of the Articles of Association will consequently be worded as follows:

Article 8 (2) "The Board of Directors shall elect a chairman and, potentially, a deputy chairman among themselves. A member of the Executive Management cannot be elected chairman or deputy chairman."

Article 9 (1) "The Board of Directors shall appoint an Executive Management, composed of one to six members of the Executive Management, to be in charge of the day-to-day operations of the Company. The Board of Directors shall specify the terms and conditions of their employment and the specific requirements to their qualifications. One member of the Executive Management shall be appointed Managing Director."

Proposal 7.3
Proposal from the Board of Directors to amend Article 10 (1) of the Articles of Association so that the term 'Executive Manager' is changed to 'member of the Executive Management', and that two members of the Executive Management jointly can bind the Company. Article 10 (1) of the Articles of Association will consequently be worded as follows:

Article 10 (1) "The Company shall be bound by (i) the joint signatures of two members of the Executive Management, (ii) the joint signatures of one member of the Executive Management and the Chairman or Deputy Chairman of the Board of Directors, (iii) the joint signatures of one member of the Executive Management and two members of the Board of Directors, or (iv) the joint signatures of all the members of the Board of Directors."

Proposal 7.4
Proposal from the Board of Directors to amend Article 11 (1) of the Articles of Association to require that the Company's annual report shall be audited by one or two audit firms. Article 11 (1) of the Articles of Association will consequently be worded as follows:

Article 11 (1) "The Company's annual report shall be audited by one or two audit firms to be appointed by the General Meeting for the period until the next Annual General Meeting. Retiring auditors shall be eligible for re-election."

Proposal 7.5
Proposal from the Board of Directors to authorise the Board of Directors to let the Company acquire treasury shares of up to a total nominal value of 10 per cent of the value of the Company's share capital at the time in question, cf. Article 48 of the Danish Companies Act, in the period up until the next annual general meeting. The payment for the shares must not deviate more than 10 per cent from the closing price quoted at the Copenhagen Stock Exchange at the time of acquisition.

Investor Relations

Vestas Wind Systems A/S
Investor Relations
Alsvej 21
8900 Randers
Denmark

Tel.: +45 97 30 00 00
ir@vestas.com

Shareholder service

Stakeholders who wish to receive copies of Vestas Wind Systems A/S' announcements to the Copenhagen Stock Exchange and press releases via e-mail can subscribe to the Vestas mailing list at www.vestas.com under the Investor menu.

Financial calendar 2007

20/03/2007	Publication of annual report 2006
28/03/2007	Convening for Annual General Meeting
26/04/2007	Annual General Meeting
15/05/2007	Publication of quarterly report for Q1 2007
21/08/2007	Publication of interim report for 2007
06/11/2007	Publication of quarterly report for Q3 2007 and guidance for 2008

Share indices

The Vestas share is included in the following indices:

- OMXC20-index
- OMXN40-index
- OMXNORDICEURPI-index
- Morgan Stanley Capital International (MSCI) Denmark Index, Europe Index and World Index
- Standard & Poor's EuroPlus Index, Europe 350 Index and Global 1200 Index
- Dow Jones Sustainability World Indexes (DJSI World)
- Dow Jones STOXX Sustainability Indexes (DJSI STOXX)
- Dow Jones Stoxx Industrial Goods & Services Index (DJS Ig&S)
- "nx-25" Naturaktienindex

Shares 2006/2005 (%)



50
40
30
20
10
0
42%
47%
2%
5%
16%
15%
30%
26%
10%
7%
Denmark
Scandinavia excl. Denmark
Europe excl. Scandinavia
Others
Not registered by name
2006
2005

Randers
Denmark
Tel. +45 97 30 0
Fax +45 97 30 0
estas@vestas.co

Vestas

RECEIVED
2007 APR -5 A 8:42
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

To the shareholders of Vestas Wind Systems A/S

Pursuant to Article 4 of the Articles of Association, you are hereby convened for the Annual General Meeting of Vestas Wind Systems A/S on

Thursday 26 April 2007 at 7.00 p.m. (CET)

at Radisson SAS Scandinavia Hotel, Margrethepladsen 1, 8000 Århus C, Denmark. The agenda includes the following items:

1. Report from the Board of Directors on the Company's activities during the past year.

2. Presentation of the annual report, and resolution to adopt the annual report.

3. Resolution on the application of profit or covering of loss according to the approved annual report.

4. Resolution on the discharge of liability for the Board of Directors and the Executive Management.

5. Election of members of the Board of Directors.

6. Appointment of auditors.

7. Proposals, if any, from the Board of Directors or the shareholders, including proposals for authorisation of the Company to acquire treasury shares.

   The Board of Directors proposes the following:

   7.1 Amendment of Article 5 (2) of the Articles of Association so that the agenda for the ordinary general meeting not will include an item regarding decision to discharge the Board of Directors and Executive Management from liability.

   Amendment to ensure consistency of the other items of Article 5 (2) of the Articles of Association.

   7.2 Amendment of Article 8 (2) and Article 9 (1) of the Articles of Association changing the term 'Executive Manager' to 'member of the Executive Management'.

   7.3 Amendment of Article 10 (1) of the Articles of Association so that the term 'Executive Manager' is changed to 'member of the Executive Management', and that two members of the Executive Management jointly can bind the Company.

   7.4 Amendment of Article 11 (1) of the Articles of Association so that the Company's annual report shall be audited by one or two audit firms.

   7.5 The Board of Directors requests the authorisation of the general meeting for the Company to acquire treasury shares up to a total nominal value of 10 per cent of the value of the Company's share capital at the time in question, cf. Article 48 of the Danish companies act, in the period up until the next annual general meeting. The payment for the shares must not deviate more than 10 per cent from the closing price quoted at the Copenhagen Stock Exchange at the time of acquisition.

8. Any other business.

The agenda, the annual report for 2006 and the full wording of proposals to be considered by the general meeting will be available for review by the shareholders at the Company's registered office from 17 April 2007 to 26 April 2007 between 10.00 a.m. and 4.00 p.m. (CET).

The Company's share capital amounts to DKK 185,204,103 and is divided into shares in the denomi-nation of DKK 1.00 and/or multiples thereof. One share (DKK 1.00) equals one vote.

Vestas

Pursuant to Article 6 of the Articles of Association, shareholders wishing to attend the general meeting shall order an admission card with VP Investor Services, Helgeshøj Allé 61, P.O. Box 20, 2630 Taastrup, Denmark, (fax: +45 4358 8867) or via Vestas' homepage www.vestas.com no later than on 23 April 2007 at 4.00 p.m. (CET). Non-registered shareholders wishing to attend the general meeting shall provide evidence of their title by presentation of a document of title issued by the relevant shareholder's bank ("the account-holding bank"). The document of title must be issued no more than 14 days before the shareholder's request for an admission card. Further, the shareholder shall declare in writing that the shares are not and will not be transferred to a third party before the general meeting has been held.

Randers, 28 March 2007

Vestas Wind Systems A/S
On behalf of the Board of Directors

Bent Erik Carlsen
Chairman

Vestas

FULL WORDING OF THE PROPOSALS FROM THE BOARD OF DIRECTORS
for the Annual General Meeting of

Vestas Wind Systems A/S

Thursday 26 April 2007 at 7.00 p.m. (CET)
at Radisson SAS Scandinavia Hotel, Margrethepladsen 1,
8000 Århus C, Denmark

Re. Item 1 on the agenda:

Proposal to take note of the annual report.

Re. Item 2 on the agenda:

Proposal to approve the annual report.

Re. Item 3 on the agenda:

Proposal to apply annual profit of DKK 707m as follows:

Transfer to reserve for net revaluation according to the equity method	DKK	714m
Dividend	DKK	0m
Retained earnings	DKK	(7)m

Re. Item 4 on the agenda:

Proposal to discharge the Board of Directors and Executive Management from liability.

Re. Item 5 on the agenda:

Proposal to re-elect the current members of the Board of Directors appointed by the general meeting. The nominated candidates for the Board of Directors have stated that they hold the following competencies and fiduciary positions in other Danish and foreign companies and organisations:

Bent Erik Carlsen (61 years), Chairman
Group Executive Vice President, A.P. Møller-Mærsk (Denmark) 2002 -.
Member of the Board of Directors since September 1996.

Competencies
Education: B. Com. (marketing), Copenhagen Business School (Denmark) 1972. B. Com. (management accounting), Copenhagen Business School (Denmark) 1978. Various management courses INSEAD (Denmark).

Former positions: Sales Manager, Colon Emballage A/S (Denmark) 1969-1972. Managing Director, Eurocard Denmark A/S (Denmark) 1972-1979. Managing Director, Winther & Heide Eftf. A/S (Denmark) 1979-1981. Member of the European Management, Air Liquide (France) 1981-1983. Managing Director, Aktieselskabet Dansk Ilt- & Brintfabrik (Denmark) 1983-1988. Managing Director, Fro Saldatura S.A. (Italy) 1988-1990. Managing Director, L'Air Liquide Belge sa-nv (Belgien) 1990-1992. Managing Director, Hede Nielsen A/S (Denmark) 1992-1999. Managing Director, Air Liquide, Scandinavien (Denmark) 1999-2002.

Fiduciary positions
Chairman of the Boards of: A/S Maersk Aviation Holding (Denmark), Aktieselskabet Roulunds Fabriker (Denmark), Balti ES Ltd. (Estonia), Dansk Industri Syndikat A/S (Denmark), Maersk Aircraft A/S (Denmark), Maersk Container Industri (China), Mærsk Container Industri A/S (Denmark), Norfolk Holding B.V. (The Netherlands), Rosti A/S (Denmark), Rotrex A/S (Denmark), Roulunds Holding A/S (Denmark), Star Air A/S (Denmark) and SvitzerWijsmuller A/S (Denmark).

Deputy Chairman of the Board of: Dansk Supermarked A/S (Denmark).

Member of the Boards of: Ejendomsselskabet Roulunds A/S (Denmark), F. Salling A/S (Denmark) and Martinair Holland N.V. (The Netherlands).

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Denmark A/S · Reg. No.: 2100 · Account No.: DKK 0651 117097 - EUR 5005 677997
Company reg. No.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S

Torsten Erik Rasmussen (62 years), Deputy Chairman
Managing Director & CEO, Morgan Management ApS (Denmark) 1997 -.
Member of the Board of Directors since January 1998.

Competencies
Education: Commercial education, Dalhoff Larsen & Horneman A/S (Denmark) 1961-1964. Military service, Royal Danish Life Guards (Denmark) 1964-1966 and discharged as First lieutenant (R) 1967. MBA, IMEDE, Lausanne (Switzerland) 1972. International Senior Managers' Program, Harvard Business School (USA) 1985.

Former positions: Department Manager and later Director, Northern Soft- & Hardwood Co. Ltd. (Congo) 1967-1971. Management Assistant, LEGO System A/S (Denmark) 1973. Finance Director, LEGOLAND A/S (Denmark) 1973-1975. Logistics Manager, LEGO System A/S (Denmark) 1975-1977. Deputy Manager, logistics, LEGO System A/S (Denmark) 1977. Managing Director & CEO, LEGO Overseas A/S (Denmark) 1978-1980. Director and member of the Group Management, LEGO A/S (Denmark) 1981-1997.

Fiduciary positions
Chairman of the Boards of: Amadeus Management A/S (Denmark), Best Buy Group A/S (Denmark) and CPD Invest ApS (Denmark).

Deputy Chairman of the Boards of: A/S Det Østasiatiske Kompagni (Denmark), Bang & Olufsen A/S (Denmark), JAI A/S (Denmark) and TK Development A/S (Denmark).

Member of the Boards of: Acadia Pharmaceuticals A/S (Denmark), Acadia Pharmaceuticals Inc. (USA), Arvid Nilsson A/S (Denmark), Coloplast A/S (Denmark), ECCO Thailand Co. Ltd. (Thailand), ECCO Sko A/S (Denmark), ECCO Slovakia a.s. (Slovakia), ECCO Xiamen Co. Ltd. (China), Ecco'let Portugal (Portugal), JAI Aviation ApS (Denmark), JAI Group Holding ApS (Denmark), Morgan Invest ApS (Denmark), NatImmune A/S (Denmark), Oase Outdoors ApS (Denmark), Outdoor Holding A/S (Denmark), PT ECCO Indonesia (Indonesia), Schur International A/S (Denmark), TKD Nordeuropea A/S (Denmark), Vola A/S (Denmark) and Vola Holding A/S (Denmark).

Arne Pedersen (61 years)
President and CEO, SIPCO Surface Protection Inc. (USA) 2004 -.
Member of the Board of Directors since April 1995.

Competencies
Education: Engineering worker, Assens Sukkerfabrik A/S (Denmark) 1967. Production Engineer, Engineering College of Odense (Denmark) 1971. B. Com. (organisation), Århus School of Business (Denmark) 1976.

Former positions: Personal Planner, Århus Bogtrykkerie A/S (Denmark) 1972-1973. Project Manager, Novopan Træindustri A/S (Denmark) 1973-1977. Project Manager, Joran Bor A/S (Denmark) 1977-1980. Managing Director, Svendborg Avis A/S - Fyns Amtsavis (Denmark) 1980-1985. Managing Director, Nordfab A/S (Denmark) 1985-1993. Managing Director, Århus Flydedok A/S (Denmark) 1993-1998. Managing Director, Bladt Industries A/S (Denmark) 1998-2004.

Fiduciary positions
Chairman of the Boards of: DanTruck-Heden A/S (Denmark), DanTruck-Heden Lifttruck A/S (Denmark), DTH Holding ApS (Denmark), Ejendomsselskabet Nokiavej 10 A/S (Denmark), EMH og P&S DOK og Leasing Aktieselskab (Denmark), Formard Mould A/S (Denmark), Marstal Værft A/S (Denmark), Nettotruck A/S (Denmark), Petersen og Sørensen Motorværksted A/S (Denmark)and Århus Værft A/S (Denmark).

Member of the Boards of: DanTruck-Heden Danmark A/S (Denmark), Devitech ApS (Denmark), Muehlhan A/S (Denmark) and Muehlhan Norway AS (Norway).

Other positions of trust: Chairman of Brancheforeningen Danske Maritime – Danish Maritime Association (Denmark), Chairman of Industriens Branchearbejdsmiljøråd – Industrial Occupational Health Committee (Denmark), member of CESA – "the European Shipyard Association" (Den europæiske værftsforening) (Belgien) and member of Dansk Industris Hovedbestyrelse – The General Council of the Confederation of Danish Industries (Denmark).

Freddy Frandsen (62 years)
Director.
Member of the Board of Directors since April 2004.

Competencies
Education: Electronic Engineer, Engineering College of Århus (Denmark) 1967. Various management courses INSEAD (Denmark).

Former positions: Engineer, Industry Department, Bruun & Sørensen A/S (Denmark) 1967-1973. Divisional Director, Skako A/S (Denmark) 1973-1987. Managing Director, Kverneland-Danmark A/S (Denmark) 1987-1989. Managing Director, Pedershaab A/S (Denmark) 1989-1993. Managing Director, Aalborg Industries A/S (Denmark) 1993-2005.

Fiduciary positions
Chairman of the Boards of: Hans Følsgaard A/S (Denmark) and Utzon Center A/S (Denmark).

Member of the Boards of: A/S Peder Nielsens Beslagfabrik (Denmark), Aalborg Universitet – Aalborg University (Denmark), Aktieselskabet af 1. november 1998 (Denmark), Odense Stålskibsværft A/S (Denmark), Polaris Invest II ApS (Denmark), Polaris Management A/S (Denmark) and Svejsemaskinfabrikken Migatronic A/S (Denmark).

Other positions of trust: Chairman of the non-profit foundation: UTZON FOUNDATION (Denmark), member of Det Nationale Fødevareforum, Ministry of Science (Denmark) and member of Følsgaard Fonden (Denmark).

Jørgen Huno Rasmussen (54 years)
President and CEO, FLSmidth & Co. A/S (Denmark) 2004 -.
Member of the Board of Directors since January 1998.

Competencies
Education: MSc engineering (construction), Danish University of Technology (Denmark) 1976. B. Com. (organisation), Copenhagen Business School (Denmark) 1977. Lich.tech., Danish University of Technology (Denmark) 1980.

Former positions: Project Manager, A. Jespersen & Søn A/S (Denmark) 1979-1982. Manager, Industrial Construction, Chr. Islef & Co. A/S (Denmark) 1982-1983. Department Manager, H. Hoffmann & Sønner A/S (Denmark) 1983-1986. Director of Foreign Affairs, H. Hoffmann & Sønner A/S (Denmark) 1986-1988. Managing Director, Hoffmann A/S (Denmark) 1988-2003.

Fiduciary positions
Chairman of the Boards of: Aktieselskabet af 1. januar 1990 (Denmark), FFE Invest A/S (Denmark), FFE Minerals Corporation (USA), FFE Minerals Holdings ApS (Denmark), FLS miljø A/S (Denmark), FLS Plast A/S (Denmark), FLSmidth Airtech A/S (Denmark), FLSmidth Inc. (USA), FLSmidth Ltd. (Indien), FLSmidth Materials Handling A/S (Denmark) and SLF Romer XV ApS (Denmark).

Deputy Chairman of the Boards of: Dansk Eternit Holding A/S (Denmark) and Scion DTU A/S (Denmark).

Member of the Boards/Committee of Representatives of: Dan Indian Holding ApS (Denmark), Densit A/S (Denmark), Industriens Arbejdsgivere i København – The Copenhagen Industries Employers' Federation (Denmark) and Tryg i Danmark smba (Denmark).

Jørn Ankær Thomsen (61 years)
Attorney at Law and partner, Gorrissen Federspiel Kierkegaard (Denmark) 1976 -.
Member of the Board of Directors since April 2004.

Competencies
Education: Master of Law, University of Copenhagen (Denmark) 1970.

Former positions: Deputy judge and Junior associate (Denmark) 1970-1974 and Lawyer in 1974.

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Denmark A/S · Reg. No.: 2100 · Account No.: DKK 0651 117097 - EUR 5005 677997
Company reg. No.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S

Fiduciary positions
Chairman of the Boards of: Aktieselskabet af 26. november 1984 (Denmark), Aktieselskabet Schouw & Co. (Denmark), Bodilsen Holding A/S (Denmark), Danish Industrial Equipment A/S (Denmark), Danske Invest Administration A/S (Denmark), DB 2001 A/S (Denmark), Fibertex A/S (Denmark), Fåmandsforeningen Danske Invest Institutional (Denmark), GAM Holding A/S (Denmark), Ghana Impex A/S (Denmark), Givesco A/S (Denmark), Investeringsforeningen BG Invest (Denmark), Investeringsforeningen Danske Invest (Denmark), Investeringsforeningen Danske Invest Almen Bolig (Denmark), Investeringsforeningen Danske Invest Select (Denmark), Investeringsforeningen Profil Invest (Denmark), K.E. Mathiasen A/S (Denmark), Kildebjerg Ry A/S (Denmark), Krone Erhvervsinvestering A/S (Denmark), Krone Kapital A/S (Denmark), Løgten Midt A/S (Denmark), Martin Professional A/S (Denmark), Ortopædisk Hospital Århus A/S (Denmark), Pipeline Biotech A/S (Denmark), Placeringsforeningen BG (Denmark) og Specialforeningen Danske Invest (Denmark).

Member of the Boards of: A/S P. Grene (Denmark), Aida A/S (Denmark), ASM Foods AB (Sweden), Biomar A/S (Denmark), Biomar Holding A/S (Denmark), Carletti A/S (Denmark), Carlsen Byggecenter Løgten A/S (Denmark), Carlsen Supermarked Løgten A/S (Denmark), EMK Trading ApS (Denmark), F.M.J. A/S (Denmark), Frima Vafler A/S (Denmark), GFK Holding ApS (Denmark), GFKJURA 883 A/S (Denmark), Givesco Bakery A/S (Denmark), Krone Kapital I A/S (Denmark), Krone Kapital II A/S (Denmark), Krone Kapital III A/S (Denmark), Schouw Finans A/S (Denmark), Søndergaard Give A/S (Denmark) and Th. C. Carlsen, Løgten A/S (Denmark).

Kurt Anker Nielsen (61 years)
Director.
Member of the Board of Directors since April 2006.

Competencies
Education: MSc (Economics and Business Administration), Copenhagen Business School (Denmark) 1972.

Former positions: Business Economist, Carlsberg A/S (Denmark) 1972-1973. Management Consultant, Booz, Allen and Hamilton of Scandinavia (Denmark) 1973-1974. Economist, Novo Industri A/S (Denmark) 1974-1977. Head of Corporate Planning, Novo Industri A/S (Denmark) 1977-1984. Director, Corporate Planning and Communications, Novo Industri A/S (Denmark) 1984-1985. President of Corporate Finance, Novo Industri A/S (Denmark) 1985-1989. Chief Financial Officer, Novo Nordisk A/S (Denmark) 1989-2000 and Deputy CEO 1996-2000. Co-CEO, Novo A/S (Denmark) 2000-2003.

Fiduciary positions
Chairman of the Board of: Reliance A/S (Denmark).

Deputy Chairman of the Boards of: Dako A/S (Denmark) and Novozymes A/S (Denmark).

Member of the Boards of: Lifecycle Pharma A/S (Denmark), Norsk Hydro ASA (Norway), Novo Nordisk A/S (Denmark), Novo Nordisk Fond (Denmark) and ZymoGenetics Inc. (USA).

Other positions of trust: Chairman of Dako A/S' Audit Committee (Denmark), Chairman of Norsk Hydro ASA' Audit Committee (Norway), Chairman of Novo Nordisk A/S' Audit Committee (Denmark) and Chairman of ZymoGenetics Inc.'s Audit Committee (USA).

Re. Item 6 on the agenda:

Proposal to re-elect PricewaterhouseCoopers, Statsautoriseret Revisionsaktieselskab and KPMG C.Jespersen Statsautoriseret Revisionsinteressentskab as auditors of the Company.

Re. Item 7 on the agenda:

With a view to update the Articles of Association of the Company, the Board of Directors proposes the following amendments:

Proposal 7.1

Proposal from the Board of Directors to delete item 4 on the agenda for the Ordinary General Meeting. In case the proposal is adopted, the other items are proposed amended to ensure consistency. Article 5 (2) of the Articles of Association will consequently be worded as follows:

Article 5 (2). "The agenda of the Annual General Meeting shall include the following business:

1. Report of the Board of Directors on the Company's activities during the past year.
2. Presentation and adoption of the annual report.
3. Resolution on the application of the profits or the covering of losses according to the adopted annual report.
4. Election of members to the Board of Directors.
5. Appointment of auditors.
6. Any proposals from the Directors or shareholders, including any proposals authorising the Company to acquire own shares.
7. Any other business."

Proposal 7.2

Proposal from the Board of Directors to change the term 'Executive Manager' in Article 8 (2) and Article 9 (1) of the Articles of Association to 'member of the Executive Management'. Article 8 (2) and Article 9 (1) of the Articles of Association will consequently be worded as follows:

Article 8 (2) "The Board of Directors shall elect a chairman and, potentially, a deputy chairman among themselves. A member of the Executive Management cannot be elected chairman or deputy chairman."

Article 9 (1) "The Board of Directors shall appoint an Executive Management, composed of one to six members of the Executive Management, to be in charge of the day-to-day operations of the Company. The Board of Directors shall specify the terms and conditions of their employment and the specific requirements to their qualifications. One member of the Executive Management shall be appointed Managing Director."

Proposal 7.3

Proposal from the Board of Directors to amend Article 10 (1) of the Articles of Association so that the term 'Executive Manager' is changed to 'member of the Executive Management', and that two members of the Executive Management jointly can bind the Company. Article 10 (1) of the Articles of Association will consequently be worded as follows:

Article 10 (1) "The Company shall be bound by (i) the joint signatures of two members of the Executive Management, (ii) the joint signatures of one member of the Executive Management and the Chairman or Deputy chairman of the Board of Directors, (iii) the joint signatures of one member of the Executive Management and two members of the Board of Directors, or (iv) the joint signatures of all the members of the Board of Directors."

Proposal 7.4

Proposal from the Board of Directors to amend Article 11 (1) of the Articles of Association to require that the Company's annual report shall be audited by one or two audit firms. Article 11 (1) of the Articles of Association will consequently be worded as follows:

Article 11 (1) "The Company's annual report shall be audited by one or two audit firms to be appointed by the General Meeting for the period until the next Annual General Meeting. Retiring auditors shall be eligible for re-election."

Proposal 7.5

Proposal from the Board of Directors to authorise the Board of Directors to let the Company acquire treasury shares of up to a total nominal value of 10 per cent of the value of the Company's share capital at the time in question, cf. Article 48 of the Danish companies act, in the period up until the next annual general meeting. The payment for the shares must not deviate more than 10 per cent from the closing price quoted at the Copenhagen Stock Exchange at the time of acquisition.

Randers, 28 March 2007

Vestas Wind Systems A/S
On behalf of the Board of Directors

Bent Erik Carlsen
Chairman

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Denmark A/S · Reg. No.: 2100 · Account No.: DKK 0651 117097 - EUR 5005 677997
Company reg. No.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S

Vestas

Copenhagen Stock Exchange
Nikolaj Plads 6
1067 Copenhagen K

Randers, 29 March 2007
Stock exchange announcement No. 10/2007

Vestas receives 145 MW order in the USA for delivery in 2007

Vestas has received an order in the USA for 88 units of V82-1.65 MW wind turbines for the Blue Sky Green Field project in the state of Wisconsin.

The order has been placed by We Energies. We Energies is the trade name of Wisconsin Electric Power Co. and Wisconsin Gas LLC, the principal utility subsidiaries of Wisconsin Energy Corporation. We Energies serves more than 1.1 million customers with electricity in Wisconsin and Michigan's Upper Peninsula.

Delivery of the turbines will commence in the fourth quarter of 2007. Vestas will supply and commission the 88 wind turbines, and the order also includes a two-year maintenance and service agreement.

"*Vestas is delighted to secure this order with a leading Midwest utility. The Blue Sky Green Field project will be the largest wind power plant to date in the state of Wisconsin,*" says Jens Søby, President of Vestas Americas A/S and continues, "*Vestas is excited to continue our existing relationship with We Energies which originated in 1999 with the supply of We Energies' two Byron wind turbines.*"

The above order does not affect the Vestas Group's expectations for 2007 cf. Stock exchange announcement No 6/2007 of 20 March 2007.

Any questions may be addressed to Jens Søby, President of Vestas Americas A/S, telephone +1 503 830 5000, or to Peter Wenzel Kruse, Vice President of Communication & IR at Vestas Wind Systems A/S, telephone +45 9730 0000.

Yours sincerely
Vestas Wind Systems A/S

Ditlev Engel
President and CEO

Copenhagen Stock Exchange A/S
Nikolaj Plads 6
1067 Copenhagen K
Denmark

Randers, 29 March 2007
Stock exchange announcement No. 11/2007

Announcement of Vestas' Executives tradings with securities

In accordance with section 28 a of the Danish Securities Trading Act, Vestas Wind Systems A/S is required to publish information regarding trading in Vestas Wind Systems A/S shares and securities by Executives and persons closely associated with an Executive.

The statement is based on a report which Vestas Wind Systems A/S has received from one of the Executives on 29 March 2007.

Name:	Svend Åge D. Andersen
Position of Executive:	Member of the Board of Directors of Vestas Wind Systems A/S
Issuer:	Vestas Wind Systems A/S
ID code:	DK0010268606
Type of securities:	Shares
Type of transaction:	Sale
Date of trading:	29 March 2007
Place of transaction:	Copenhagen Stock Exchange
Number of securities traded:	292
Market value (DKK) of securities traded:	DKK 89,206.00

Any questions may be addressed to the Executive Management at Vestas Wind Systems A/S, telephone +45 9730 0000.

Yours sincerely
Vestas Wind Systems A/S

Ditlev Engel
President and CEO

END

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S 2149 0651 117097
Company reg. no.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S